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Michael Davis
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4184 tel 212 701 5184 fax michael.davis@davispolk.com

December 31, 2014
Re:	Prosensa Holding N.V. Schedule 14D-9 filed December 12, 2014 File No. 5-87624

Christina Chalk
Securities and Exchange Commission
Senior Special Counsel
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Ms. Chalk:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated December 22, 2014 (the “Comment Letter”) regarding the above-referenced Schedule 14D-9 of Prosensa Holding N.V. (“Prosensa”) filed on December 12, 2014 (the “Schedule 14D-9”).  In conjunction with this letter, Prosensa is filing via EDGAR, for review by the Staff, Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”).

Please find enclosed three copies of Amendment No. 2.  The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the Comment Letter. Set forth below is the heading and text of each of the Staff’s comments numbered 1 and 2, as set forth in the Comment Letter, followed by Prosensa’s response thereto.  Capitalized terms used herein but not otherwise defined herein have the respective meanings ascribed to them in the Schedule 14D-9 or Amendment No. 2, as applicable.

Schedule 14D-9

Certain Prosensa Management Projections, page 37

1.
Please expand this section to more comprehensively describe and discuss the material assumptions underlying and limitations on the base, upper case and lower case projections. For example, with respect to the base case projections presented on page 38, you describe certain assumptions related to drisapersen, but the disclosure with respect to the other assumptions underlying the base case projections is vague and does not identify products referenced, patient population size and other factors. Please revise.

Christina Chalk	2	December 31, 2014

In response to the Staff’s comment, Prosensa has revised and supplemented the disclosure under “Item 8. Additional Information—Certain Prosensa Management Projections,” beginning on page 37 of the Schedule 14D-9, to more comprehensively describe and discuss the material assumptions underlying and limitations on the base, upper case and lower case projections.

2.
See our last comment above. Revise the following statement in each place that it appears in the Schedule 14D-9: “The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions inherent in the projections provided herein…” All material assumptions and limitations on the projections disclosed must be included in the disclosure document.

In response to the Staff’s comment, Prosensa has revised and supplemented the qualifying statements identified in the Staff’s comment relating to the assumptions inherent in the projections in each place they appear to clarify that all material assumptions and limitations on the projections are included in the disclosure document.

***

Prosensa acknowledges that (1) Prosensa is responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) Prosensa may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4184 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ Michael Davis
Michael Davis